UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 20, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye” or “the Company”)

Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL

ACQUISITION OF ADDITIONAL SECURITIES BY INVESTEC LIMITED

Westonaria, 19 January 2016. In accordance with section 122(3)(b)
of the Companies Act, No. 71 of 2008 and section 3.83(b) of the
JSE Limited Listings Requirements, shareholders are hereby advised that Sibanye has received formal notification from Investec Limited
(“Investec”) that it has acquired an additional interest in the ordinary shares of the Company on behalf of its clients.
Accordingly, the total interest in the issued ordinary shares of
Sibanye held by Investec, now amounts to 5.0368%.

ENDS

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 20, 2016
By:            /s/ Charl Keyter
Name:       Charl Keyter
Title:         Chief Financial Officer